

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Via Facsimile
Mr. Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M3

> **Re: Counterpath Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 26, 2011**
> **File No. 000-50346**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

Revenue Recognition, page 38

1.   We note your disclosure on page 23 that vendor-specific objective evidence (VSOE) for maintenance and support services is based on the price charged when the element is sold separately. Please describe, in detail, the methodology for establishing VSOE of your maintenance and support services including the volume and range of standalone sales used to establish VSOE. We further note on page 12 that you offer two levels of

renewable annual support. Please tell us how the pricing of premium support affects the allocation of maintenance revenue in your multiple-element arrangements.

Accounts Receivable and Allowance for Doubtful Accounts, page 43

2.   We note that your allowance for doubtful accounts decreased from $1.1 million as of April 30, 2010 to $50,000 as of April 30, 2011. Please describe the cause of this decrease and provide us with a roll-forward schedule of your allowance for doubtful accounts from April 30, 2009 through April 30, 2011.

Note 13 – Contingent Liability, page 63

3.   We note your disclosure of an outstanding claim filed by a competitor in February 2006. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and Interpretive Response to Question 2 of SAB Topic 5Y.

Item 10. Directors, Executive Officers and Corporate Governance

Business Experience, page 66

4.   We note your discussion of your directors' business experience. In future filings, for each director or person nominated or chosen to become a director, disclose why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as a director, in light of your business and structure, at the time that a filing containing the disclosure is made. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Please note that this comment also applies to your proxy statements on Schedule 14A. See Item 7.b of Schedule 14A.

Item 11. Executive Compensation, page 71

5.   Please include narrative descriptions of any material factors necessary to an understanding of the information disclosed in the tables in future filings. See paragraphs (m)(1), (o), and (q) of Item 402 of Regulation S-K. For example, explain how you determined the amounts of bonuses and stock and options awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 77

6.   We note that you have not listed as exhibits your agreements with Mitel Networks
Corporation, and your convertible debenture issued to, or warrant exercise agreement
with, Wesley Clover Corporation. Please tell us whether you have filed these agreements
as exhibits to other filings, and explain to us how you determined that these agreements
did not need to be listed as exhibits to your annual report on Form 10-K pursuant to
Item 601(b)(10) of Regulation S-K.

Signatures, page 83

7.   You have not indicated who signed your annual report on Form 10-K in the capacity of
principal accounting officer or controller. See paragraph 2(a) of General Instruction D to
Form 10-K. Any person who occupies more than one of the specified positions must
indicate each capacity in which he or she signs the report. See paragraph 2(b) of General
Instruction D to Form 10-K. If Mr. Karp served as your principal accounting officer or
controller, please tell us this in your response letter, and disclose it in the signature block
of future annual reports. If Mr. Karp did not serve as your principal accounting officer or
controller, please file an amended annual report on Form 10-K that contains the signature
of your principal accounting officer or controller.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief